UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


 [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
     OF 1934

              FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                                       OR

 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
     OF 1934

               FOR THE TRANSITION PERIOD FROM _______ TO ________

                         COMMISSION FILE NUMBER: 0-12700





                            BLOCKBUSTER ENTERTAINMENT
                           RETIREMENT AND SAVINGS PLAN
                            (FULL TITLE OF THE PLAN)

                                   VIACOM INC.
            (NAME OF ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN)





                                  1515 BROADWAY
                          NEW YORK, NEW YORK 10036-5794
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

                            BLOCKBUSTER ENTERTAINMENT

                           RETIREMENT AND SAVINGS PLAN

                                DECEMBER 31, 1995


                                    CONTENTS






                                                                       PAGE
REPORT OF INDEPENDENT AUDITORS                                           1

AUDITED FINANCIAL STATEMENTS:

   STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
   AS OF DECEMBER 31, 1995                                               2

   STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
   AS OF DECEMBER 31, 1994                                               3

   STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND
   INFORMATION FOR THE PERIOD ENDED DECEMBER 31, 1995                    4

   NOTES TO FINANCIAL STATEMENTS                                         5

SUPPLEMENTAL SCHEDULES:

   SCHEDULE I - ITEM 27A - SCHEDULE OF ASSETS HELD
                      FOR INVESTMENT PURPOSES                           10

   SCHEDULE II - ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS         11

ALL OTHER SCHEDULES ARE OMITTED AS NOT APPLICABLE OR NOT REQUIRED.

                         REPORT OF INDEPENDENT AUDITORS



TO THE PLAN ADMINISTRATOR OF
  BLOCKBUSTER ENTERTAINMENT
  RETIREMENT AND SAVINGS PLAN:

WE HAVE AUDITED THE STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION OF BLOCKBUSTER ENTERTAINMENT RETIREMENT AND SAVINGS PLAN AS OF DECEMBER 31, 1995, AND 1994, AND THE RELATED STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION FOR THE YEARS THEN ENDED. THESE FINANCIAL STATEMENTS AND THE SCHEDULES REFERRED TO BELOW ARE THE RESPONSIBILITY OF THE PLAN'S ADMINISTRATOR. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS AND SCHEDULES BASED ON OUR AUDIT.

WE CONDUCTED OUR AUDIT IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY THE PLAN ADMINISTRATOR, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. WE BELIEVE THAT OUR AUDIT PROVIDES A REASONABLE BASIS FOR OUR OPINION.

IN OUR OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE ASSETS AVAILABLE FOR BENEFITS OF THE PLAN AS OF DECEMBER 31, 1995, AND 1994, AND THE CHANGES IN ITS ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS THEN ENDED, IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

OUR AUDIT WAS MADE FOR THE PURPOSE OF FORMING AN OPINION ON THE BASIC FINANCIAL STATEMENTS TAKEN AS A WHOLE. THE SUPPLEMENTAL SCHEDULES OF ASSETS HELD FOR INVESTMENT PURPOSES AND REPORTABLE TRANSACTIONS (SCHEDULES I AND II RESPECTIVELY) ARE PRESENTED FOR PURPOSES OF ADDITIONAL ANALYSIS AND ARE NOT A REQUIRED PART OF THE BASIC FINANCIAL STATEMENTS BUT ARE SUPPLEMENTARY INFORMATION REQUIRED BY THE DEPARTMENT OF LABOR'S RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE UNDER THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974. THE SUPPLEMENTAL SCHEDULES HAVE BEEN SUBJECTED TO THE AUDITING PROCEDURES APPLIED IN THE AUDIT OF THE BASIC FINANCIAL STATEMENTS AND, IN OUR OPINION, ARE FAIRLY STATED IN ALL MATERIAL RESPECTS IN RELATION TO THE BASIC FINANCIAL STATEMENTS TAKEN AS A WHOLE.



HOLLYWOOD, FLORIDA                                         SHAUN M. DAVIS, CPA
JUNE 18, 1995

                            BLOCKBUSTER ENTERTAINMENT
                           RETIREMENT AND SAVINGS PLAN

        STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1995



                                                            PARTICIPANT DIRECTED
                                    --------------------------------------------------------------------
                                                                                              NATIONS
                                                                   NATIONS     NATIONS       STRATEGIC
                                                      VIACOM       CAPITAL      BALANCED        FIXED       NATIONS
                                   COMPANY STOCK       STOCK       GROWTH        ASSETS        INCOME       PRIME
                                       FUND            FUND         FUND          FUND          FUND         FUND          TOTAL
                                    ===========    ===========   ===========   ===========   ===========   ===========   ===========
INVESTMENTS, AT FAIR VALUE:

COMPANY STOCK FUND ..............   $ 1,564,533    $ 1,689,026                                                           $ 3,253,559
SHARES OF REGISTERED
    INVESTMENT COMPANIES:
     NATIONS CAPITAL GROWTH
      FUND ......................                                $ 3,780,962                                               3,780,962
     NATIONS BALANCED ASSETS
      FUND ......................                                              $ 2,329,117                                 2,329,117
     NATIONS STRATEGIC FIXED
      INCOME FUND ...............                                                            $ 1,580,913                   1,580,913
     NATIONS PRIME FUND .........                                                                          $ 4,346,075     4,346,075
                                    -----------    -----------   -----------   -----------   -----------   -----------   -----------

     TOTAL INVESTMENTS ..........     1,564,533      1,689,026     3,780,962     2,329,117     1,580,913     4,346,075    15,290,626
                                    -----------    -----------   -----------   -----------   -----------   -----------   -----------

CONTRIBUTIONS RECEIVABLE:
  EMPLOYER'S ....................                      307,652       498,625       194,889        49,481       812,887     1,863,534
  PARTICIPANTS' .................          --           58,151       169,352        62,788        16,028        74,338       380,658
                                    -----------    -----------   -----------   -----------   -----------   -----------   -----------

     TOTAL CONTRIBUTIONS
      RECEIVABLE ................          --          365,803       667,977       257,677        65,509       887,225     2,244,192
                                    -----------    -----------   -----------   -----------   -----------   -----------   -----------

TOTAL ASSETS ....................     1,564,533      2,054,829     4,448,939     2,586,794     1,646,422     5,233,300    17,534,818

ACCOUNTS PAYABLE ................                                                                                 (427)        (427)
                                    -----------    -----------   -----------   -----------   -----------   -----------   -----------

ASSETS AVAILABLE FOR BENEFITS ...   $ 1,564,533    $ 2,054,829   $ 4,448,939   $ 2,586,794   $ 1,646,422   $ 5,232,873   $17,534,391
                                    ===========    ===========   ===========   ===========   ===========   ===========   ===========







                       SEE NOTES TO FINANCIAL STATEMENTS.

                            BLOCKBUSTER ENTERTAINMENT
                           RETIREMENT AND SAVINGS PLAN

        STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1994



                                                                             PARTICIPANT DIRECTED
                                               ----------------------------------------------------------------------
                                                                                           NATIONS
                                                               NATIONS        NATIONS     STRATEGIC
                                                              CAPITAL        BALANCED       FIXED           NATIONS
                                             COMPANY STOCK     GROWTH         ASSETS        INCOME           PRIME
                                                 FUND           FUND            FUND          FUND           FUND           TOTAL
                                               ----------     ----------     ----------     ----------     ----------     ----------
INVESTMENTS, AT FAIR VALUE:

COMPANY STOCK FUND .......................     $2,041,627                                                                 $2,041,627

SHARES OF REGISTERED
    INVESTMENT COMPANIES:
     NATIONS CAPITAL GROWTH
      FUND ...............................                    $1,584,876                                                   1,584,876
     NATIONS BALANCED ASSETS
      FUND ...............................                                   $1,127,608                                    1,127,608
     NATIONS STRATEGIC FIXED
      INCOME FUND ........................                                                  $  790,772                       790,772
     NATIONS PRIME FUND ..................                                                                 $1,270,976      1,270,976
                                               ----------     ----------     ----------     ----------     ----------     ----------

     TOTAL INVESTMENTS ...................      2,041,627      1,584,876      1,127,608        790,772      1,270,976      6,815,859
                                               ----------     ----------     ----------     ----------     ----------     ----------

CONTRIBUTIONS RECEIVABLE:
  EMPLOYER'S .............................                       454,872        308,092        232,122      1,620,392      2,615,478
  PARTICIPANTS' ..........................                         9,251          4,926          4,093         20,987         39,257
                                               ----------     ----------     ----------     ----------     ----------     ----------

     TOTAL CONTRIBUTIONS
      RECEIVABLE .........................                       464,123        313,018        236,215      1,641,379      2,654,735
                                               ----------     ----------     ----------     ----------     ----------     ----------

CASH .....................................                                                                                     1,668
                                               ----------     ----------     ----------     ----------     ----------     ----------

CONTINGENCY
                                               ----------     ----------     ----------     ----------     ----------     ----------

ASSETS AVAILABLE FOR BENEFITS ............     $2,041,627     $2,048,999     $1,440,626     $1,026,987     $2,912,355     $9,472,262
                                               ==========     ==========     ==========     ==========     ==========     ==========







                       SEE NOTES TO FINANCIAL STATEMENTS.

                            BLOCKBUSTER ENTERTAINMENT
                           RETIREMENT AND SAVINGS PLAN

   STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                     FOR THE PERIOD ENDED DECEMBER 31, 1995

                                                        PARTICIPANT DIRECTED
                                 ---------------------------------------------------------------------------------
                                                                                        NATIONS
                                                             NATIONS        NATIONS     STRATEGIC
                                                 VIACOM      CAPITAL        BALANCED     FIXED          NATIONS
                                COMPANY STOCK    STOCK        GROWTH         ASSETS      INCOME          PRIME
                                    FUND          FUND         FUND          FUND         FUND            FUND           TOTAL
                                 ------------  ------------ ------------  ------------ ------------   ------------    ------------
ADDITIONS TO ASSETS
  ATTRIBUTED TO
  CONTRIBUTIONS:
PARTICIPANTS'                      $       34    $  460,525   $1,922,422    $  959,146   $  669,443     $2,128,008      $6,139,578
    EMPLOYER'S ...............              0     1,427,539      499,123       194,931       49,523        813,127       2,984,243
                                 ------------  ------------ ------------  ------------ ------------   ------------    ------------
                                           34     1,888,064    2,421,545     1,154,077      718,966      2,941,135       9,123,821
   NET REALIZED AND UNREALIZED
    GAINS (LOSSES) ON
    INVESTMENTS ..............        295,371       (33,561)     370,570       120,580      123,704              0         876,664

   INVESTMENT INCOME .........              0             0      338,141       316,749       81,238        210,588         946,716
                                 ------------  ------------ ------------  ------------ ------------   ------------    ------------
     TOTAL ADDITIONS .........        295,405     1,854,503    3,130,256     1,591,406      923,908     3, 151,723      10,947,200

DEDUCTIONS FROM ASSETS
ATTRIBUTED TO:
  BENEFITS PAID TO
  PARTICIPANTS ...............       (620,580)      (71,929)    (720,504)     (422,614)    (257,177)      (793,651)     (2,886,455)
                                 ------------  ------------ ------------  ------------ ------------   ------------    ------------
     TOTAL DEDUCTIONS ........       (620,580)      (71,929)    (720,504)     (422,614)    (257,177)      (793,651)     (2,886,455)
                                 ------------  ------------ ------------  ------------ ------------   ------------    ------------
NET INCREASE (DECREASE)
PRIOR TO INTERFUND TRANSFERS .       (325,175)    1,782,574    2,409,752     1,168,792      666,731      2,358,072       8,060,746
INTERFUND TRANSFERS, NET .....       (151,610)      272,255       (9,906)      (22,635)     (47,306)       (38,422)          2,376
                                 ------------  ------------ ------------  ------------ ------------   ------------    ------------

NET INCREASE .................       (476,785)    2,054,829    2,399,846     1,146,157      619,425      2,319,650       8,062,695

ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF PERIOD ..........      2,041,627             0    2,048,999     1,440,626    1,026,987      2,912,355       9,470,594

ADJUSTMENT TO BEGINNING
BALANCE ......................           (309)            0           94            11           10          1,296           1,102
                                 ------------  ------------ ------------  ------------ ------------   ------------    ------------
ADJUSTED BEGINNING BALANCE ...      2,041,318             0   2, 049,093     1,440,637    1,026,997      2,913,651       9,471,696
                                 ------------  ------------ ------------  ------------ ------------   ------------    ------------
END OF PERIOD ................   $  1,564,533  $  2,054,829 $  4,448,939  $  2,586,794 $  1,646,422   $  5,233,301    $ 17,534,391
                                 ============  ============ ============  ============ ============   ============    ============


                        SEE NOTES TO FINANCIAL STATEMENTS

                            BLOCKBUSTER ENTERTAINMENT

                           RETIREMENT AND SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1995 AND 1994




NOTE 1 - DESCRIPTION OF PLAN:

THE FOLLOWING DESCRIPTION OF THE BLOCKBUSTER ENTERTAINMENT RETIREMENT AND SAVINGS PLAN (THE "PLAN") IS PROVIDED FOR GENERAL INFORMATION PURPOSES ONLY. PARTICIPANTS SHOULD REFER TO THE PLAN DOCUMENT FOR A MORE COMPLETE DESCRIPTION OF THE PLAN.

THE PLAN WAS ESTABLISHED EFFECTIVE JULY 1, 1993. THE PLAN, AS AMENDED, IS A DEFINED CONTRIBUTION PLAN COMMONLY KNOWN AS AN INTERNAL REVENUE CODE ("IRC")
SECTION 401(K) PROFIT SHARING PLAN AND IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 ("ERISA") AS AMENDED.

TO BECOME A PARTICIPANT, AN EMPLOYEE MUST COMPLETE ONE YEAR OF SERVICE AND ATTAIN THE AGE OF 21. PRIOR TO APRIL 1, 1995 PARTICIPATION BECAME EFFECTIVE ON THE JANUARY 1 OR JULY 1 IMMEDIATELY FOLLOWING COMPLETION OF THE AGE AND SERVICE REQUIREMENT. EFFECTIVE APRIL 1, 1995 EMPLOYEES ELIGIBLE TO ENROLL IN THE PLAN COULD DO SO QUARTERLY. THERE WERE 6,548 AND 10,190 ACTIVE PLAN PARTICIPANTS AS OF DECEMBER 31, 1995 AND DECEMBER 31, 1994 RESPECTIVELY.

ON SEPTEMBER 29, 1994, BLOCKBUSTER WAS MERGED WITH AND INTO VIACOM, INC. (THE "BLOCKBUSTER MERGER"). EACH SHARE OF BLOCKBUSTER COMMON STOCK OUTSTANDING AT THE TIME OF THE BLOCKBUSTER MERGER WAS CONVERTED INTO THE RIGHT TO RECEIVE (I) 0.08 OF A SHARE OF VIACOM CLASS A COMMON STOCK, (II) 0.60615 OF A SHARE OF VIACOM CLASS B COMMON STOCK, AND (III) ONE RIGHT TO RECEIVE UP TO A FRACTION OF A SHARE OF VIACOM CLASS B COMMON STOCK. INCLUDED IN THE VIACOM INC. SECURITIES WERE CERTAIN VARIABLE COMMON RIGHTS ("VCRS") REPRESENTING THE RIGHT TO RECEIVE VIACOM CLASS B COMMON STOCK DEPENDING ON THE MARKET VALUE OF VIACOM CLASS B COMMON STOCK DURING A SPECIFIED PERIOD FOLLOWING THE MERGER. THE PLAN'S FIDUCIARY ASSUMED THE VCRS WERE NOT "QUALIFYING EMPLOYER SECURITIES" UNDER ERISA AND THAT IT WAS A PROHIBITED TRANSACTION UNDER ERISA SECTIONS 406 AND 407 FOR THE PLAN TO ACQUIRE AND HOLD THE VCRS. THE PLAN'S FIDUCIARY DETERMINED THAT IT WAS IN THE BEST INTEREST OF PLAN PARTICIPANTS TO SELL THE VCRS AND SUCH SALES WERE COMPLETED BY DECEMBER, 1994.

PURSUANT TO THE BLOCKBUSTER MERGER, BLOCKBUSTER CEASED TO EXIST AS A COMPANY AND VIACOM (THE "COMPANY"), THE EMPLOYER, IS THE PLAN ADMINISTRATOR. THE COMPANY HAS ENTERED INTO AN AGREEMENT WHEREBY NATIONSBANK OF GEORGIA, N.A. (THE "TRUSTEE") HAS BEEN APPOINTED TRUSTEE. UNDER THE TERMS OF THE AGREEMENT, THE TRUSTEE HOLDS AND INVESTS THE FUNDS OF THE PLAN SUBJECT TO THE DIRECTION OF THE PLAN ADVISORY COMMITTEE. THE PLAN PROVIDES SIX DISTINCT INVESTMENT FUND ALTERNATIVES FOR PARTICIPANTS. PARTICIPANT MAY DIRECT THE INVESTMENT OF THE AMOUNT ALLOCATED TO THEIR ACCOUNT INTO ANY OF THE FUND OPTIONS.

THE COMPANY HAS SELECTED THE FOLLOWING INVESTMENT OPTIONS FOR USE IN THE PLAN:

COMPANY STOCK FUND - FUNDS ARE INVESTED IN CASH EQUIVALENTS AND VIACOM CLASS A AND CLASS B COMMON STOCK

VIACOM STOCK FUND - FUNDS ARE INVESTED IN VIACOM CLASS B COMMON STOCK.

              BLOCKBUSTER ENTERTAINMENT RETIREMENT AND SAVINGS PLAN
                    Notes to Financial Statements - continued




NOTE 1 - DESCRIPTION OF PLAN - CONTINUED

NATIONS CAPITAL GROWTH FUND - FUNDS ARE INVESTED PRIMARILY IN COMMON STOCKS OF COMPANIES WITH ABOVE AVERAGE POTENTIAL FOR CAPITAL APPRECIATION.

NATIONS BALANCED ASSETS FUND - FUNDS ARE INVESTED PRIMARILY AMONG THREE ASSET
GROUPS: COMMON STOCKS, FIXED INCOME SECURITIES AND CASH EQUIVALENT.

NATIONS STRATEGIC FIXED INCOME FUND - FUNDS ARE INVESTED PRIMARILY IN INVESTMENT GRADE FIXED INCOME AND RELATED SECURITIES.

NATIONS PRIME FUND - FUNDS ARE INVESTED PRIMARILY IN MONEY MARKET INSTRUMENT. THE PLAN INCLUDES A 401(K) ARRANGEMENT BY WHICH ELIGIBLE PARTICIPANTS MAY DIRECT THE COMPANY TO CONTRIBUTE A PORTION OF THEIR COMPENSATION TO THE PLAN. AMOUNT CONTRIBUTED BY PARTICIPANTS ARE 100% VESTED AT ALL TIMES. IN 1995 AND 1994, EACH QUALIFIED EMPLOYEE COULD CONTRIBUTE UP TO $9,240, SUBJECT TO LIMITATIONS BY THE INTERNAL REVENUE CODE. DURING EACH PLAN YEAR, THE COMPANY WILL CONTRIBUTE AT ITS DISCRETION TO THE PLAN AN AMOUNT DETERMINED BY THE COMPANY. THE COMPANY MAY CHOOSE NOT TO CONTRIBUTE TO THE PLAN FOR A PARTICULAR PLAN YEAR. PARTICIPANTS MUST BE EMPLOYED BY THE COMPANY ON THE LAST DAY OF THE PLAN YEAR TO BE ENTITLED TO AN ALLOCATION OF THE COMPANY'S CONTRIBUTION. COMPANY CONTRIBUTIONS ARE ALLOCATED TO ACTIVE PARTICIPANT' ACCOUNTS USING A RATIO BASED UPON RELATIVE EMPLOYEE COMPENSATION AND BECOME VESTED IN ACCORDANCE WITH THE FOLLOWING
SCHEDULE:

                                                   PERCENT OF
                                                 NONFORFEITABLE
     YEARS OF SERVICE                               INTEREST
     ----------------                            --------------
     LESS THAN 1                                        0%
     1                                                 25%
     2                                                 50%
     3                                                 75%
     4 OR MORE                                        100%

ADDITIONALLY, ALLOCATED AMOUNTS BECOME FULLY VESTED UPON NORMAL RETIREMENT AGE AS DEFINED IN THE PLAN, DEATH OR TERMINATION OF EMPLOYMENT BECAUSE OF INABILITY TO WORK DUE TO TOTAL OR PERMANENT DISABILITY WHILE EMPLOYED. THE COMPANY RETAINS THE RIGHT TO AMEND, AND IF NECESSARY, TERMINATE THE PLAN. IN THE EVENT OF PLAN TERMINATION, ALL AMOUNTS CREDITED TO PARTICIPANTS' ACCOUNTS BECOME 100% VESTED. NON VESTED AMOUNT FORFEITED UPON ANY PARTICIPANT'S WITHDRAWAL ARE ALLOCATED TO ACTIVE PARTICIPANT'S ACCOUNTS USING A RATIO BASED UPON RELATIVE EMPLOYEE COMPENSATION.

NOTE 2 - PLAN AMENDMENTS

THE COMPANY AMENDED THE PLAN ON DECEMBER 13, 1993 TO GRANT CREDIT FOR YEARS OF SERVICE TO EMPLOYEES OF BUSINESSES WHICH ARE MERGED OR CONSOLIDATED WITH THE COMPANY SUBSEQUENT TO JULY 1, 1993. CREDIT FOR YEARS OF SERVICE GRANTED BY THIS AMENDMENT APPLIES ONLY FOR PURPOSES OF DETERMINING PARTICIPATION AND NOT FOR PURPOSES OF DETERMINING VESTING IN THE PLAN.


THE COMPANY ALSO AMENDED THE PLAN ON FEBRUARY 14 AND 16, 1995WAS ALSO AMENDED IN 1995 AS FOLLOWS:

1. COMPENSATION FOR THE PURPOSE OF THE CONTRIBUTION AND ALLOCATION OF ANY NONELECTIVE EMPLOYER CONTRIBUTIONS WILL EXCLUDE COMMISSIONS, OVERTIME AND BONUSES.

              BLOCKBUSTER ENTERTAINMENT RETIREMENT AND SAVINGS PLAN
                    Notes to Financial Statements - continued




NOTE 2 - PLAN AMENDMENTS - CONTINUED

2.  ENROLLMENT IS NOW PERMITTED ON JANUARY 1, APRIL 1, JULY 1 AND OCTOBER 1.

3. THE COMPANY WILL MATCH 40% OF THE FIRST 5% OF A PARTICIPANTS BEFORE TAX CONTRIBUTIONS TO THE PLAN, THE MATCH WILL BE MADE IN SHARES OF CLASS B COMMON STOCK AND WILL VEST 25% FOR EACH YEAR
     OF SERVICE.

4. THE ADVISORY COMMITTEE WILL ALLOCATE A PARTICIPANT FORFEITURE, TO REDUCE EMPLOYER MATCHING CONTRIBUTIONS FOR THE PLAN YEAR IN WHICH THE FORFEITURE OCCURS.

5. A PARTICIPANT MAY ELECT TO HAVE A HARDSHIP DISTRIBUTION FROM HIS/HER DEFERRAL CONTRIBUTIONS ACCOUNT. THE HARDSHIP DISTRIBUTION WILL BE MADE CASH ONLY.


NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting-

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition-

The Plan's investments are stated at fair value. Shares of common stock of the Company included in the Company Stock Fund are stated at current value based on the last reported sales price on the last business day of the year. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at period end.

Net realized and unrealized gains (losses) on investments consist of the following:

Realized gains (losses) on sales of investments represent the difference between proceeds received at the time of sale and the cost of the assets at the time of purchase.

Unrealized appreciation (depreciation) of investments represents the difference between the current value of assets at year end and the cost of those assets at the time of purchase.

Purchases and sales of securities are recorded on a trade-date basis. Investment income consists of interest and dividend income.

Payment of Benefit-

Benefits are recorded when paid.


NOTE 4 - PARTIES-IN-INTEREST TRANSACTIONS:

Certain Plan investments are shares of mutual funds managed by NationsBank of North Carolina, N.A., an affiliate of the Trustee. The Company pays for all fees and expenses of the Plan. The fees and expenses primarily consist of legal, accounting, and other administrative services.

              BLOCKBUSTER ENTERTAINMENT RETIREMENT AND SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 5 - INCOME TAX STATUS:

THE PLAN OBTAINED ITS DETERMINATION LETTER ON FEBRUARY 29, 1996, IN WHICH THE INTERNAL REVENUE SERVICE STATED THAT THE PLAN WAS IN COMPLIANCE WITH THE APPLICABLE REQUIREMENTS OF THE INTERNAL REVENUE CODE. THE PLAN ADMINISTRATOR AND THE PLAN'S TAX COUNSEL BELIEVE THAT THE PLAN IS CURRENTLY DESIGNED AND BEING OPERATED IN COMPLIANCE WITH THE APPLICABLE REQUIREMENTS OF THE INTERNAL REVENUE CODE. THEREFORE, THEY BELIEVE THAT THE PLAN WAS QUALIFIED AND THE RELATED TRUST WAS TAX EXEMPT AS OF THE FINANCIAL STATEMENT DATE.


NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

THE FOLLOWING IS A RECONCILIATION OF ASSETS AVAILABLE FOR BENEFITS PER THE FINANCIAL STATEMENTS TO NET ASSETS AVAILABLE FOR BENEFITS PER THE FORM 5500 AT DECEMBER 31, 1995 AND 1994: -


                                                                       1995                  1994
                                                                       ----                  ----
ASSETS AVAILABLE FOR BENEFIT PER THE FINANCIAL STATEMENTS            $17,534,391          $9,472,262
LESS: AMOUNTS ALLOCATED TO WITHDRAWING PARTICIPANTS                                           (7,990)
                                                                     -----------          ----------

NET ASSETS AVAILABLE FOR BENEFITS PER THE FORM 5500                  $17,534,391          $9,464,272
                                                                     ===========          ==========


THE FOLLOWING IS A RECONCILIATION OF BENEFITS PAID TO PARTICIPANTS PER THE FINANCIAL STATEMENTS TO THE FORM 5500 FOR THE PERIOD ENDED DECEMBER 31, 1995 AND 1994:

                                                                      1995                        1994
                                                                      ----                        ----
  BENEFITS PAID TO PARTICIPANTS PER THE FINANCIAL STATEMENTS        $ 2,886,454             $     701,043
  ADD: AMOUNTS ALLOCATED TO WITHDRAWING PARTICIPANTS AT
         DECEMBER 31, 1995 AND 1994                                      -                         (7,990)
                                                                    -----------             -------------

  BENEFITS PAID TO PARTICIPANTS PER THE FORM 5500                   $ 2,886,454             $     709,033
                                                                    ============            =============

AMOUNTS ALLOCATED TO WITHDRAWING PARTICIPANTS ARE RECORDED ON THE FORM 5500 FOR BENEFIT CLAIMS THAT HAVE BEEN PROCESSED AND APPROVED FOR PAYMENT PRIOR TO DECEMBER 31, 1994 BUT ARE NOT YET PAID AS OF THAT DATE.

THE FOLLOWING IS A RECONCILIATION OF NET REALIZED AND UNREALIZED GAINS ON INVESTMENTS PER THE FINANCIAL STATEMENTS TO THE SUM OF NET GAIN ON SALE OF ASSETS, UNREALIZED APPRECIATION OF ASSETS AND NET INVESTMENT GAIN FROM REGISTERED INVESTMENT COMPANIES PER THE FORM 5500 AT DECEMBER 31, 1995 AND1994:

                                                                             1995               1994
                                                                             ----                ----
    NET REALIZED AND UNREALIZED LOSSES PER THE FINANCIAL STATEMENTS       $   876,664        $     (769)
    ADD: INVESTMENT INCOME FROM REGISTERED INVESTMENT COMPANIES               946,716           120,649
                                                                          -----------        ----------
     TOTAL NET INVESTMENT GAINS PER THE FORM 5500                         $ 1,823,380        $  119,880
                                                                          ===========        ==========

THE FOLLOWING IS A RECONCILIATION OF INVESTMENT INCOME PER THE FINANCIAL STATEMENTS TO NET INVESTMENT GAIN FROM REGISTERED INVESTMENT COMPANIES PER THE FORM 5500 FOR THE PERIOD ENDED DECEMBER 31, 1995 AND 1994:

              BLOCKBUSTER ENTERTAINMENT RETIREMENT AND SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 - CONTINUED

                                                                                     1995               1994
                                                                                     ----               ----
     INVESTMENT INCOME PER THE FINANCIAL STATEMENTS                               $  946,716        $  120,649
     ADD: NET REALIZED AND UNREALIZED LOSSES FROM REGISTERED
             INVESTMENT COMPANIES                                                      -              (145,246)
                                                                                  ----------        ----------
     NET INVESTMENT GAIN (LOSS) FROM REGISTERED INVESTMENT COMPANIES
      PER THE FORM 5500                                                           $   946,716       $  (24,597)
                                                                                  ===========       ==========



NOTE 7 - UNIT/SHARE INFORMATION:

THE PLAN ASSIGNS UNITS TO PARTICIPANTS WITHIN EACH OF THE RESPECTIVE FUNDS USED IN THE PLAN, EXCEPT THE VIACOM FUND WHICH ASSIGNED BY SHARES . TOTAL UNITS/SHARES AND NET ASSET VALUES PER UNIT/SHAREST FOR EACH OF THE FUNDS AT DECEMBER 31, 1995 AND1994 ARE AS FOLLOWS:


                                                    1995                                1994
                                                    ----                                ----
                                                          NET ASSETS                            NET ASSET
                                            TOTAL          VALUE PER          TOTAL             VALUE PER
                                         UNITS/SHARES    UNIT/SHARES       UNITS/SHARES        UNIT/SHARES
                                         ------------    -----------       ------------        -----------
COMPANY STOCK                               120,740       $   12.96          180,127           $   11.33
NATIONS CAPITAL GROWTH                      294,009       $   12.86          144,342           $   10.98
NATIONS BALANCED ASSETS                     205,209       $   11.35          108,216           $   10.42
NATIONS STRATEGIC FIXED INCOME              152,467       $   10.32           84,665           $    9.34
NATIONS PRIME                             4,325,709       $    1.00        1,270,976           $    1.00
VIACOM                                       36,652       $   47.38             --               --



NOTE 8 - SUBSEQUENT EVENT:

EFFECTIVE JANUARY 1, 1996, THE COMPANY MERGED THE FOLLOWING DEFINED CONTRIBUTION PLANS SPONSORED BY SUBSIDIARIES OF VIACOM INC., WITH AND INTO THE VIACOM INVESTMENT PLAN: PARAMOUNT COMMUNICATIONS INC, EMPLOYEES' SAVINGS PLAN, PRENTICE HALL COMPUTER PUBLISHING DIVISION RETIREMENT PLAN, AND BLOCKBUSTER ENTERTAINMENT RETIREMENT AND SAVINGS PLAN. THE FOLLOWING PARAGRAPHS REFLECT THE SIGNIFICANT EFFECTS OF THE
MERGER.

PLAN PARTICIPANTS HAVE THE OPTION OF INVESTING THEIR CONTRIBUTIONS OR EXISTING ACCOUNT BALANCE AMONG THE FOLLOWING FUNDS: (1) PUTNAM VOYAGER FUND; (2) PUTNAM INVESTORS FUND; (3) GEORGE PUTNAM FUND OF BOSTON; (4) CAPITAL RESEARCH EUROPACIFIC GROWTH FUND; (5) PUTNAM FUND FOR GROWTH AND INCOME; (6) PUTNAM INCOME FUND; (7) CERTUS INTEREST INCOME FUND; AND (8) THE VIACOM COMMON STOCK FUND. THE PUTNAM INVESTORS FUND, GEORGE PUTNAM FUND OF BOSTON AND PUTNAM INCOME FUND ARE REGISTERED INVESTMENT COMPANIES MANAGED BY PUTNAM MANAGEMENT COMPANY, INC. AND THEREFORE IDENTIFIED AS PARTIES IN INTEREST. THE CAPITAL RESEARCH EUROPACIFIC GROWTH FUND IS A REGISTERED INVESTMENT COMPANY MANAGED BY CAPITAL RESEARCH AND MANAGEMENT COMPANY.

THE PLAN WAS AMENDED REGARDING THE COMPANY'S MATCHING CONTRIBUTIONS. SUCH CONTRIBUTIONS WILL BE EQUAL TO 50% OF THE FIRST 6% OF ANNUAL COMPENSATION THAT IS CONTRIBUTED ON A BEFORE-TAX BASIS IF BASE PAY IS $65,000 OR LESS AT A SPECIFIC DATE (5% OF ANNUAL COMPENSATION IF BASE PAY IS GREATER THAN $65,000). FOR EMPLOYEES HIRED AFTER JANUARY 1, 1996, THE COMPANY'S MATCHING CONTRIBUTION WILL VEST AT 20% PER YEAR OF SERVICE, BECOMING FULLY VESTED AFTER FIVE YEARS OF SERVICE.

                            BLOCKBUSTER ENTERTAINMENT

                           RETIREMENT AND SAVINGS PLAN

            ITEM 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1995



                                                                  (C) DESCRIPTION OF INVESTMENT
                                                                 INCLUDING MATURITY DATE, RATE
                                                                  OF INTEREST, COLLATERAL, PAR OR                      (E) CURRENT
(A)  (B) IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY     MATURITY  VALUE                   (D) COST             VALUE
- ---  --------------------------------------------------------    ------------------------           --------          --------
*    COMPANY STOCK FUND                                          120,740 UNITS                      $1,257,863        $1,564,533
*    NATIONS CAPITAL GROWTH FUND                                 294,009 UNITS                       3,572,573         3,780,962
*    NATIONS BALANCED ASSETS FUND                                205,209 UNITS                       2,291,569         2,329,117
*    NATIONS STRATEGIC FIXED INCOME FUND                         152,467 UNITS                       1,503,756         1,580,913
*    NATIONS PRIME FUND                                        4,346,086 UNITS                       4,346,086         4,034,086
*    VIACOM STOCK FUND                                            36,652 SHARES                      1,725,403         1,689,026


             * IDENTIFIED AS A PARTY-IN-INTEREST TO THE PLAN.

                      BLOCKBUSTER ENTERTAINMENT CORPORATION

                           RETIREMENT AND SAVINGS PLAN

                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                     FOR THE PERIOD ENDED DECEMBER 31, 1995



                  (B) DESCRIPTION OF ASSET                                                                              (F) EXPENSE
                  (INCLUDING INTEREST RATE                                                                                INCURRED
(A) IDENTITY OF       AND MATURITY IN                                           (C) PURCHASE   (D) SELLING  (E) LEASE       WITH
PARTY INVOLVED        CASE OF LOAN)                                                PRICE           PRICE      RENTAL    TRANSACTION
- ---------------   -------------------------                                      -----------   -----------  ----------  -----------
                  PURCHASES:                         UNITS:     TRANSACTIONS:
     *             COMPANY STOCK FUND                    69        18                  $866
     *             NATIONS CAPITAL GROWTH FUND      219,545       140            $2,749,930
     *             NATIONS BALANCED ASSETS
                    FUND                            140,464       111            $1,600,632
     *             NATIONS STRATEGIC FIXED
     *              INCOME FUND                     102,055       103            $1,000,997
     *             NATIONS PRIME FUND             4,279,834       133            $4,279,834
     *             VIACOM CLASS B STOCK FUND         38,828       133            $1,874,963
                    SALES:
     *             COMPANY STOCK FUND                59,429       165                            $773,030
     *             NATIONS CAPITAL GROWTH FUND       69,886       185                            $924,508
     *             NATIONS BALANCED ASSETS
                    FUND                             43,472       176                            $519,714
                   NATIONS STRATEGIC FIXED
     *              INCOME FUND                      34,255       176                            $342,028
     *             NATIONS PRIME FUND             1,226,397       210                          $1,226,397
     *             VIACOM CLASS B STOCK FUND      3,175,428       111                            $152,375

                                                           (H) CURRENT VALUE
                                                             OF ASSET ON
                                               (G) COST OF  TRANSACTION           (I) GAIN
                                                 ASSET         DATE                OR (LOSS)
                                                 ----------   --------------      ---------
     *             COMPANY STOCK FUND                  $866         $866               N/A
     *             NATIONS CAPITAL GROWTH FUND   $2,749,930   $2,749,930               N/A
     *             NATIONS BALANCED ASSETS
                    FUND                         $1,600,632   $1,600,632               N/A
     *             NATIONS STRATEGIC FIXED
     *              INCOME FUND                  $1,000,997   $1,000,997               N/A
     *             NATIONS PRIME FUND            $4,279,834   $4,279,834               N/A
     *             VIACOM CLASS B STOCK FUND     $1,874,963   $1,874,963

                  SALES:
     *             COMPANY STOCK FUND              $618,696     $773,030            $154,334
     *             NATIONS CAPITAL GROWTH FUND     $803,026     $924,508            $121,482
     *             NATIONS BALANCED ASSETS
                    FUND                           $472,993     $519,714             $46,721
     *             NATIONS STRATEGIC FIXED
     *              INCOME FUND                    $335,915     $342,028              $6,113
     *             NATIONS PRIME FUND            $1,226,397   $1,226,397

     *             VIACOM CLASS B STOCK FUND       $149,545     $152,375              $2,830


NOTES: TRANSACTIONS INCLUDED HEREIN REPRESENT INDIVIDUAL TRANSACTIONS OR A SERIES OF TRANSACTIONS OR A SERIES OF TRANSACTIONS IN SECURITIES OF THE SAME ISSUE IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS AT THE BEGINNING OF THE PLAN PERIOD.

THIS SCHEDULE INCORPORATES ALL DISCLOSURES REQUIRED BY THE DEPARTMENT OF LABOR FOR ASSETS PURCHASED OR SOLD WITHIN THE PERIOD.

* IDENTIFIED AS A PARTY-IN-INTEREST TO THE PLAN.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PLAN ADMINISTRATOR HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

                    BLOCKBUSTER ENTERTAINMENT
                    RETIREMENT AND SAVINGS PLAN





JUNE 28, 1996       ALBERT J. DETZ
                    SENIOR VICE PRESIDENT,
                    CHIEF FINANCIAL OFFICER
                    BLOCKBUSTER ENTERTAINMENT GROUP,
                    A DIVISION OF VIACOM, INC.

EXHIBIT INDEX

NUMBER             DESCRIPTION OF EXHIBIT
- ------             ----------------------
23.1               CONSENT OF SHAUN M. DAVIS, CPA